UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38799

SCIENJOY HOLDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

3rd Floor, JIA No. 34, Shenggu Nanli

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On February 23, 2021, Scienjoy Holding Corporation (“We”, “Us” or the “Company”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with White Lion Capital LLC, a Nevada limited liability company (the “White Lion Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, White Lion Capital is committed to purchase our Ordinary Shares, no par value, with an aggregate offering price of up to $30,000,000 (“Commitment Amount”) from time to time during the Commitment Period, which starts on the date of the filing of the initial registration statement covering the resale of securities issued under the Purchase Agreement, and shall terminate on the earlier of (i) the date on which White Lion Capital shall have purchased shares equal to the Commitment Amount, (ii) the six month anniversary of the filing of such initial registration statement, or (iii) the date on which the Purchase Agreement is terminated.

Under the Purchase Agreement, on any trading day selected by us, provided that the closing price of our Ordinary Shares upon the delivery of a purchase notice is greater than or equal to $0.25, we have the right, but not the obligation, to present White Lion Capital with a purchase notice, directing White Lion Capital (as principal) to purchase up to a certain amount shares of our Ordinary Shares (“Purchase Notice”). The maximum number of Ordinary Shares to be sold under each Purchase Notice shall be determined by the lesser of (i) 300% of the average daily trading volume during the five (5) trading days immediately prior to the delivery of the Purchase Notice, or (ii) $1,000,000 divided by the highest closing price of our Ordinary Shares during the five (5) trading days immediately prior to the delivery of the Purchase Notice, which calculation amount may be increased to $2,000,000 once White Lion Capital has funded $5,000,000 to the Company at the mutual consent of the Company and White Lion Capital. Notwithstanding the foregoing, we and White Lion Capital may elect a negotiated fixed purchase at any time during the Commitment Period provided that the closing price of our Ordinary Shares upon delivery of such fixed purchase notice is greater than or equal to $0.25 (“Fixed Purchase Notice”).

For Purchase Notices, the purchase price per share to be paid by White Lion Capital will be 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, which is five (5) trading days prior to the applicable closing date with respect to a regular Purchase Notice (“Purchase Price”). The Fixed Purchase Notice will set forth a fixed number of shares and a fixed purchase price mutually agreed by the Company and White Lion Capital. The fixed purchased price shall be greater than or equal to $0.25 but could be higher or lower than the Purchase Price for a regular Purchase Notice. In the event that the fixed purchase price is substantially lower than the regular Purchase Price, which is 87.5% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, the equity value of the existing shareholders might be significantly diluted.

A Purchase Notice or Fixed Purchase Notice shall be deemed delivered to White Lion Capital on (i) the business day it is received by email by the White Lion Capital if such notice is received on or prior to 4:00 p.m. New York time or (ii) the next business day if it is received by email after 4:00 p.m. New York time on a business day or at any time on a day which is not a business day. For Purchase Notices, White Lion Capital shall deposit into an escrow account a dollar amount which is 110% of the Purchase Notice Escrow Pricing Amount, which is 87.5% of the highest closing price of the Ordinary Shares during the five (5) trading days prior to the delivery of a Purchase Notice, multiplied by the number of shares listed in such Purchase Notice. For Fixed Purchase Notices, the deposit amount shall be equal to the fixed purchase price multiplied by the fixed number of shares as agreed by the Company and White Lion Capital The escrow deposit shall be completed by the second business day following the delivery of a Purchase Notice. The number of Ordinary Shares referenced in each Purchase Notice shall be delivered to White Lion Capital no later than the business day after the escrow agent notifies us of White Lion Capital’s escrow deposit payment. With respect to a Purchase Notice, the closing date is the sixth (6th) trading day after the business day on which White Lion Capital receives the shares. With respect to a Fixed Purchase Notice, the closing date is the trading day after the business day on which White Lion Capital receives the shares. At the closing, the investment amount shall be released from the escrow account to us. In the event that the investment amount exceeds 150% of the Purchase Notice Escrow Pricing Amount, the investment amount shall be 150% of the Purchase Notice Escrow Pricing Amount for that applicable Purchase Notice. White Lion Capital shall return to the transfer agent, by 4:00 p.m. New York time on the closing, any balance of unsold shares, which means, the difference between the amount of shares set forth on the Purchase Notice and the amount of shares pursuant to the investment amount (unless waived by White Lion Capital in writing). Any fixed purchase transaction is not subject to the foregoing limit.

White Lion Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement, provided that the closing price of the Ordinary Shares upon delivery of a purchase notice is greater than or equal to $0.25, and subject to the Commitment Amount and other limitations, as described above.

On Feburary 23, 2021, the Company entered into an escrow agreement (the “Escrow Agreement”) with White Lion Capital, and Indeglia PC (the “Escrow Agent”) to establish an escrow account with the Escrow Agent in connection with the transaction contemplated by the Purchase Agreement. The deposit funds to be made by White Lion Capital shall not be released by the Escrow Agent unless the Escrow Agent receives a joint written instruction issued by White Lion Capital and the Company.

In connection with the Purchase Agreement, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with White Lion Capital, pursuant to which, we agreed to, within seven (7) trading days after February 23, 2021, file with the Securities and Exchange Commission a registration statement, covering the resale of the maximum number of our Ordinary Shares underlying the Purchase Agreement, as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Ordinary Shares by White Lion Capital. If the amount of shares initially registered is insufficient, the Company shall amend the registration statement or file a new registration statement, so as to cover all Ordinary Shares acquired by White Lion Capital pursuant to the Purchase Agreement as soon as practicable and in no event later than ten (10) business days after the necessity arises, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act of 1933, as amended, and the rules and regulations thereunder.

The foregoing summary description of each of the Purchase Agreement, Escrow Agreement, and Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, Registration Rights Agreement, and Escrow Agreement, which are filed as Exhibit 99.1, 99.2, and 99.3 respectively to this Current Report on Form 6-K, and each is hereby incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Common Stock Purchase Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021.
99.2	Registration Rights Agreement between Scienjoy Holding Corporation and White Lion Capital LLC, dated February 23, 2021.
99.3	Escrow Agreement among Scienjoy Holding Corporation, White Lion Capital LLC, and Indeglia PC, dated February 23, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scienjoy Holding Corporation

Date: February 23, 2021	By:	/s/ Xiaowu He
	Name:	Xiaowu He
	Title:	Chief Executive Officer

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